Mr. Terrence O’Brien
Accounting Staff Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Mail Stop 7010
Washington, D.C.  20549-7010
January 27, 2009

 Re:  Freedom Environmental Services, Inc., Item 4.02 form 8K/A
File No. 0-53388

Dear Mr. O’Brien,

The purpose of this correspondence is to inform you the Freedom Environmental Services, Inc. has filed an amendment to the Form 10Q/A which is the subject of the Commission’s comment letter of December 22, 2008.

The Company hopes that this amended filing adequately addressed your comments.  Please contact me if you have any questions.

Sincerely,
/s/Michael S. Borish
Michael S. Borish
CEO